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Exhibit (a)(2)

October 1, 2009

Dear Fellow Stockholders:

        As you are aware, on September 21, 2009, Biogen Idec Inc. (Biogen Idec) launched an unsolicited conditional tender offer (the Offer) to acquire your shares of Facet Biotech (the Company) common stock for $14.50 per share in cash, a price that is less than the closing price of $17.29 per share on September 30, 2009.

        After consideration, including review of the Offer with assistance from its financial and legal advisors, your board of directors has unanimously determined that the Offer is inadequate and not in the best interests of Facet Biotech stockholders.

        Your board of directors unanimously recommends that you reject the Offer and NOT tender your shares to Biogen Idec.

        The board's determination is based on numerous factors as detailed in the enclosed Schedule 14D-9, including:

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  The Offer is primarily funded by Facet Biotech's cash, marketable and investment securities and restricted cash, and attributes insufficient value to the operating and other assets of the Company. As of August 31, 2009, the Company had approximately $364.3 million of cash, marketable and investment securities (including its investment in Trubion Pharmaceuticals) and restricted cash. This represents approximately $14.55 per outstanding share and $13.99 per share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per share. Subsequent to August 31, 2009, the Company made a $20 million upfront license payment to Trubion. Facet Biotech has the potential to receive up to $60 million in collaboration milestone payments by the end of the first half of 2010, or approximately $2.40 per outstanding share and $2.30 per share calculated on a fully-diluted basis using the treasury stock method at the Offer price of $14.50 per share.

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  Daclizumab has significant value and a strong probability of success, particularly following the decision to advance to phase 3. The global multiple sclerosis (MS) market for 2010 is estimated at $10.9 billion. We believe daclizumab, if approved, has the potential to achieve an important position in the global MS market. We also believe that there is a strong probability of success for daclizumab following the recent joint decision of Facet Biotech and Biogen Idec to advance the program into a phase 3 study. This decision was reached after an independent safety monitoring committee reviewed interim data from a futility analysis and recommended to Biogen Idec and the Company the continuation of the SELECT study and after the review by certain prearranged employees of the Company and Biogen Idec (who no longer have a role in the management of the SELECT study) of summary data tables prepared by the independent statistician from the interim analysis. SELECT remains an ongoing blinded study. Moreover, Biogen Idec, a leader in the global MS market, has stated that daclizumab has the potential to play a significant role in the treatment of MS.

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  Facet Biotech's other development products, four of which are in clinical-stage development and one additional in pre-clinical stage development, have considerable value. The board believes the Company's rights for these programs—elotuzumab, volociximab, TRU-016, PDL192 and

    PDL241—represent substantial value for our stockholders, including the value represented by potential milestone payments under the Company's collaboration agreements.

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  Facet Biotech's rights under its collaboration agreements have substantial value. The Company has substantial and valuable rights under its collaboration agreements with Biogen Idec, Bristol-Myers Squibb and Trubion. Also, these collaboration agreements do not allow the Company's collaborators to terminate such agreements if the Company experiences a change in control, although Trubion would have the right to opt out of the collaboration on the TRU-016 product specifically.

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  Facet Biotech's proprietary protein engineering platform technologies have favorable prospects. Discussions are underway with multiple parties regarding licensing the Company's protein engineering technologies, collaborating on the development of biobetters and performing protein engineering services for a fee. In addition, using this technology, the Company has identified mutations and combinations of mutations on two commercial antibodies, including Avastin®, and has filed composition of matter patent applications covering these mutations.

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  Facet Biotech's strong balance sheet provides the resources to continue development activities through important development milestones in 2010 and 2011. The Company's strategic plan provides sufficient cash to fund its operations through these potential value inflection points and through 2012, which could create significant value for stockholders.

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  Facet Biotech has the potential to generate significant royalties and milestone payments from the Company's out-licensed programs and other agreements. The agreements under which the Company may receive royalty and/or milestone payments include agreements with EKR Therapeutics, Abbott, Seattle Genetics, Progenics Pharmaceuticals, Ophthotech, Actinium Pharmaceuticals and Genentech.

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  The Offer is opportunistically timed to acquire value not reflected in Facet Biotech's stock price and prior to a pending $30 million milestone payment from Biogen Idec. Biogen Idec's initial proposal was made shortly after the interim futility analysis and the joint decision to advance daclizumab to phase 3. Biogen Idec has a deep understanding of the potential of daclizumab as a result of knowledge obtained as the Company's development partner over the last four years and through its existing MS franchise. The board believes that Biogen Idec recognizes the attractiveness of Facet Biotech's growth prospects and has opportunistically timed the Offer to acquire the Company before these factors are fully reflected in the Company's stock price.

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  There is significant potential synergy value in a business combination with the Company. The board believes that any industry buyer would gain value through the strategic fit and competitive value inherent in the Company's MS and oncology programs and its antibody and protein engineering technology platforms. Biogen Idec has publicly stated that a transaction is compelling because of the strong strategic fit with its MS franchise. In addition, the board believes that should a transaction occur, Biogen Idec would achieve significant cost synergies, as well as eliminate the pending $30 million milestone payment to the Company and any other future milestone payment obligations under the daclizumab and volociximab development programs.

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  Opportunities exist to reduce the Company's long-term lease liabilities. The Company is currently in discussions regarding potential subleases of its excess real estate capacity and is optimistic that a significant reduction of these obligations can be achieved through one or more subleases over time.

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  Opinion of Centerview Partners. Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of September 30, 2009, and subject to certain factors and assumptions, the Offer of $14.50 per share was inadequate to Facet Biotech stockholders from a financial point of view. Please see the full text of Centerview Partners' written opinion, which is included as Annex A in the enclosed Schedule 14D-9.

        Your board of directors and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result. The enclosed Schedule 14D-9 contains a detailed description of the reasons for your board of directors' recommendation and the factors considered by the board. We urge you to read the Schedule 14D-9 so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc. at (800) 322-8225 (toll-free), (212) 929-5500 (call collect), or by email facet@mackenziepartners.com.

Sincerely,

Brad Goodwin	Faheem Hasnain
Chairperson of the Board	President and Chief Executive Officer
Facet Biotech	Facet Biotech

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  Exhibit (a)(2)